Exhibit 12

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

COMPUTATION OF RATIO OF MARGINS TO FIXED CHARGES

(Dollar Amounts In Thousands)
For the Years Ended May 31, 2004, 2003, 2002, 2001, and 2000

	2004	2003	2002	2001	2000

Net (loss) margin prior to cumulative effect of change in accounting principle	$(200,390)	$651,970	$78,873	$132,766	$115,333
Add: Fixed charges	914,228	930,847	885,838	1,117,839	861,324

Margins available for fixed charges	$713,838	$1,582,817	$964,711	$1,250,605	$976,657

Fixed charges:
Interest on all debt (including amortization of discount and issuance costs)	$914,228	$930,847	$885,838	$1,117,839	$861,324

Total fixed charges	$914,228	$930,847	$885,838	$1,117,839	$861,324

Ratio of margins to fixed charges	—	1.70	1.09	1.12	1.13

      For the year ended May 31, 2004, earnings were insufficient to cover fixed charges by $200 million.